Via Facsimile and U.S. Mail
Mail Stop 6010

December 29, 2008

Mr. Qiong Hua Gao
Chief Financial Officer (Principal Financial Officer)
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kumming National Economy & Technology Developing District
People's Republic of China 650217

> **Re: China Shenghuo Pharmaceutical Holdings, Inc.**
> **Amended Item 4.02 Form 8-K**
> **Filed November 25, 2008**
> **File No. 001-33537**

Dear Mr. Gao:

We have completed our review of your Form 8-K/A as amended on November 25, 2008 and have no further comments at this time.

Sincerely,

Franklin Wyman
Staff Accountant